Mail Stop 3561

March 31, 2010

Michael Hansen, President
MediaNet Group Technologies, Inc.
Boca Center Tower 1
5200 Town Center Circle, Suite 601
Boca Raton, Fl 33486

> **Re: Medianet Group Technologies, Inc.**
> **Amendment No. 2 to Preliminary Information Statement**
> **on Schedule 14C**
> **Filed March 18, 2010**
> **File No. 000-49801**

Dear Mr. Hansen:

       We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We reviewed your response to comment three in our letter dated March 4, 2010 and were unable to locate the requested disclosure. Please revise or advise.

2.   We note that your balance sheets included in your Form 10-K and Form 10-Qs filed with us prior to your announcement of the reverse merger with DubLi did not state on the face of the balance sheet, as required by Rule 5-02.28 of Regulation S-X, the number of preferred shares authorized and the number of preferred shares issued or outstanding. Please provide us with your analysis as to why this disclosure was not required.

3.   We reviewed your response to comment five in our letter dated March 4, 2010. Please revise the pro forma financial information to state the pro forma combined book value per share. Refer to Item 14(b)(10)(i) of Schedule 14A.

<u>Summary, page 6</u>

4.   Please revise to include a bullet setting forth in summary terms the anti-takeover
        effects of increasing your authorized common stock.

<u>Management's Recommendation to Combine with DubLi, page 7</u>

5.   In this bullet, you disclose that "[i]n early 2009, the Company's management
        came to believe that the Company could not reasonably be anticipated to become
        profitable, if ever, for a substantial period of time, during which the Company
        would have to rely on its cash resources, loans from its management, and new
        equity investment. Given the Company's need for capital resources to continue its
        operations for a substantial period and the anticipated benefits of a combination
        with DubLi, management recommended to the Company's Board of Directors
        that the Company combine with DubLi." We also reviewed the blog of your
        former chairman and chief executive, Martin Berns, available at
        http://martinberns.blogspot.com/. In this blog, Mr. Berns makes statements that
        appear to be inconsistent with your disclosure. Please explain these apparent
        inconsistencies to us. By way of example only, and not intended as an exhaustive
        list, we note the following:

        •   In his posting on February 9, 2009, Mr. Berns made the following statements:

            –   "Everywhere I turn it's the same message. "2009 will be a rocky road (and
                no one is referring to the ice cream). As far as BSP Rewards is concerned,
                we are well positioned to weather the storm."

            –   "We are starting off the year with a excellent backlog of business."

            –   "So the road looks a little rough for the economy, but we remain
                optimistic. These are times when online shopping (our space) is on the rise
                and consumers looking to save money every way they can (our space) and
                companies and non-profits looking to increase loyalty and bring forth new
                revenue streams (our space)."

            –   "So, the dire economic forecast for 2009 offers a fantastic opportunity for
                companies in our space…..and we think we may be in the best position to
                take advantage that opening."

- In his posting on March 3, 2009 titled "Making Lemonade," Mr. Berns made the following statements:

  - "The year has started with a bang and it looks like there will be more to come. Don't get me wrong, 2009 doesn't look wonderful for the economy or the stock market – but it does hold great promise for BSP Rewards."

  - "A pretty good start to the year, if we say so ourselves and the beauty of it is that there is more to come."

- In his posting on March 18, 2009, Mr. Berns made the following statements:

  - "BSP Rewards developed a private banded Mall for Fortune which started with 15,000 rep members. It has now expanded to about 67,000 and is growing by leaps and bounds every month. Needless to say, practically all attendees were already Mall members and their word of mouth brought the uninitiated to our booth - anxious to sign in."

  - "The phone hasn't stopped ringing (again, Stefanie to the rescue). In fact she had a telephone presentation and training for 100 people on Saturday – one of many to come."

- In his posting on April 13, 2009, Mr. Berns made the following statements:

  - "I just returned from Scottsdale for the kickoff of a new, exciting and multi-faceted client – DubLi. They are a reverse auction company that has over 1.5 million users in Europe and they are now coming to the U.S. and Canada in a big way."

  - "DubLi.com serves to be the best 'reverse auction' site on the World Wide Web and is now bring it to the North American Continent."

- In his posting on May 26, 2009, Mr. Berns made the following statement:

  - "The DubLi Mall was introduced two weeks ago and has proven to be one the fastest growing launches we have ever had the pleasure of bringing to market."

6. Please refer to our prior comment. We also reviewed your press release dated March 30, 2009 available on your website at this link http://www.medianetgroup.com/2009/03/. In that press release you report that (1) annual revenues for the year ended December 31, 2008 increased 125% over the prior year and (2) fourth quarter revenues increased 92% over the fourth quarter of 2007.   In addition, the press release quotes Mr. Berns's as follows,

"We are pleased with our financial performance, especially in light of the challenging economic environment. There is a trend toward online shopping with consumers seeking rebates, discounts and coupons and our BSP Rewards Malls are perfectly positioned to take advantage [of] these trends. Our financial performance is indicative of the adoption of the better mix of online merchants that offer our members a greater shopping selection while offering higher margins, a larger number of unique users and greater fees from hosting and administration. The economy has affected some of our larger clients who have postponed launching their rewards mall programs, however, we are cautiously optimistic that these delayed projects will begin shortly and will enhance our performance during 2009." These statements may also be inconsistent with the disclosure in your preliminary information statement that "management came to believe that the Company could not reasonably be anticipated to become profitable, if ever, for a substantial period of time." Please also explain these apparent inconsistencies to us.

Employment Agreements, page 20

7.   We reviewed your response to comment 11 in our letter dated March 4, 2010 and your revised disclosure in response to this comment. Please delete the last sentence of the first paragraph under this heading.

The Merger, page 21

8.   We reviewed your response to comment 12 in our letter dated March 4, 2010 and reissue this comment. We note changes you made in your summary in response to comment 10 in our letter dated March 4, 2010 but we were unable to locate similar changes under this heading in response to comment 12 in our letter dated March 4, 2010. Please revise your information statement under this heading to disclose the following:

- whether any of your current or former officers, directors, controlling persons or subsidiaries received payments related to the reverse merger transaction, including but not limited to the repayment of any debt, payments made pursuant to employment arrangements or payments upon the accelerated vesting of any options or warrants;

- the reasons for engaging in the reverse merger transaction;

- how the parties determined the fair division of MediaNet's common stock on a post-combination basis would be 90% to the owners of DubLi and 10% to your pre-combination shareholders; and

- the transaction costs associated with the reverse merger transaction and the amendment to increase your authorized capital stock.

9. Based on a review of Mr. Berns' blog entry on April 13, 2009 noted above in comment five, it appears that Mr. Berns may have met with representatives of DubLi in Scottsdale, Arizona in April 2009. If so, please revise your disclosure under this heading to describe these meetings or tell us why it is not appropriate to do so.

10. We reviewed your response to comment 15 in our letter dated March 4, 2010 and note the addition of the phrase "with the authorization of the Company's Board of Directors" in the paragraph under this heading discussing the execution of the letter of intent on July 7, 2009. Please describe in more detail the Board's authorization, including when the Board was first informed of a potential combination of the two companies and a general discussion of their consideration and authorization of the execution of the letter of intent.

11. Please also revise to discuss in more detail any conflicts of interest that may have existed during the negotiations. For example, we note that Mr. Berns appears to have led the negotiations with DubLi and that he received $150,000 of the proceeds of the pre-merger loan from DubLi. Under this heading, please disclose when each installment of the note from DubLi was received by the company and disclose when Mr. Berns was repaid his loans. In addition, please disclose how it was determined that Mr. Adelstein, a former director of the company, would receive 500,000 restricted shares of the company's common stock for his services in negotiating and completing the merger and provide more detail about the vesting of these shares.

Selected Financial Data, page 32

12. We reviewed your response to comment four in our letter dated March 4, 2010 and the revised disclosure included under this heading. Please revise to label the selected financial data as data of CG Holdings Limited.

Voting Securities, page 39

Series A Convertible Preferred Stock, page 40

13. Please delete the phrase "not less" under this heading since the amendment to your charter provides for 500,000,000 shares of authorized common stock.

<u>Ownership of Officers, Directors and Principal Shareholders as of …, page 42</u>

14.   We reviewed footnote (5) to your beneficial ownership table and in particular note your disclosure that "Mr. Hansen has advised the Company that at such time as the Company increases its authorized common shares to 500,000,000, he and Mr. Saouma will direct the Company to issue the 273,614,868 common shares issuable on conversion of the preferred shares to themselves and other individuals." According to this footnote, Messrs Hansen, Holmstoel and Kusche will be issued an aggregate of 81,124,007 of these shares of common stock. Please tell us why the distribution has been structured in this manner and the nature and number of the "other individuals." If the "other individuals" are also direct or indirect shareholders of DubLi, please make that clear in your information statement. In addition, we note that you have not registered any shares to be issued in connection with this transaction. Please advise us why you believe registration is not necessary and the exemption from registration you are relying upon.

<u>Interest of Certain Person in Matters to Be Acted Upon, page 43</u>

15.   Your disclosure in the bullet "Compensation of Executive Officers and Directors in Connection with the Merger" on page 7 appears to be inconsistent with your disclosure under this heading. Please revise or advise.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director

cc: Jonathan L. Shepard
        Siegel, Lipman, Dunay, Shepard & Miskell, LLP
        Via Facsimile